DAVENPORT & COMPANY LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Davenport & Company LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__901 East Cary Street, 11th Floor__
(No. and Street)

__Richmond__	__VA__	__23219__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__William R.B. Hershey__	__804-780-2165__	__whershey@investdavenport.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Crowe LLP__
(Name – if individual, state last, first, and middle name)

__485 Lexington Ave., Floor 11__	__New York__	__NY__	__10017__
(Address)	(City)	(State)	(Zip Code)

__09/24/2003__	__173__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R.B. Hershey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Davenport & Company LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Digitally signed by Will Hershey
Date: 2026.02.27 10:51:37 -05'00'

Title:

Managing Director, Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DAVENPORT & COMPANY LLC AND SUBSIDIARY

Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Davenport & Company LLC and Subsidiary
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Davenport & Company LLC and Subsidiary (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 2018.

New York, New York
February 27, 2026

DAVENPORT & COMPANY LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2025

Assets	**2025**
Cash and cash equivalents	$ 24,480,158
Deposits with clearing organizations and others	1,000,000
Receivable from clearing broker	5,010,753
Receivable from broker-dealers	309,970
Securities owned, at fair value	25,609,690
Right-of-use assets	10,796,904
Furniture, equipment, software, and leasehold improvements, net	4,745,056
Notes receivable from employees	14,279,639
Fees receivable	10,851,277
Prepaid expenses and other assets	6,027,956
Total assets	$ 103,111,403

Liabilities and Members' Interest	
Drafts payable	$ 325,637
Operating lease liabilities	11,978,429
Deferred contract award, net	3,333,333
Accrued compensation and benefits	20,351,053
Accounts payable, accrued expenses, and other liabilities	1,699,912
Total liabilities	37,688,364
Members' interest	65,423,039
Total liabilities and members' interest	$ 103,111,403

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC and subsidiary (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., DAVA Corp., Davenport IV, Inc., and Davenport Five, Inc. (collectively, the Members) who have membership interests of 27%, 29%, 28%, 14%, and 2%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company. Davenport Financial Advisors LLC (DFA) is a wholly owned subsidiary of Davenport & Company LLC. DFA is currently inactive and was previously engaged in the appraisal of businesses and their securities in connection with estate and gift tax, equitable distribution, acquisition advisory, the purchase and sale of listed and unlisted securities, litigation support, and other purposes. The services and responsibilities of DFA are separate from those of Davenport & Company LLC, notwithstanding the fact that DFA and Davenport & Company LLC may share employees and facilities.

The Company is engaged in several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services, primarily to retail customers in the eastern portion of the United States.

The Company, as an introducing broker dealer, maintains its accounts on a fully disclosed basis with the Company's clearing broker (the "Clearing Broker"), and accordingly, the Company is exempt under provisions of SEC Rule 15c3-3(k)(2)(ii). The Company also operates under the provisions of Footnote 74 for its financial advisory activities, effecting securities transactions via subscriptions, and proprietary transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Cash held at financial institutions, at times, may exceed the amount insured by the Federal

Deposit Insurance Corporation. The Company has not incurred any losses to date regarding these excess balances.

(d) Fair Value of Financial Instruments

The Company carries cash and cash equivalents and securities owned at fair value. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy. Deposits with clearing organizations and other receivables from broker-dealers, receivable from clearing broker, receivable from employees, fees receivable, and drafts payable are recorded at their carrying amounts, which approximate fair value, and are classified within Level 2 of the fair value hierarchy. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company utilizes valuation techniques to estimate fair value. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, U.S. agency securities, and corporate debt securities. The Company utilizes prices from independent services to corroborate its estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price or use other methods including broker-dealer price quotations. Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, the Company uses quotes from secondary market makers to determine fair value. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

The Company had no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2025.

(e) Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date.

Securities owned are recorded at fair value, which is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the remeasurement date.

In the event of an inactive market, the fair value for certain financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with U.S. generally accepted accounting principles (GAAP), the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity

securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

(f) Income Taxes

Income taxes are not reflected in the accompanying consolidated statement of financial condition as the responsibility for income taxes is that of the Members and not of the Company.

Uncertain tax positions are required to be recognized or derecognized based on a more likely than not threshold. This applies to positions taken or expected to be taken on a tax return. The Company analyzed filing positions in all of the federal and state jurisdictions where they are required to file income tax returns, including its status as a pass-through entity. The only periods subject to examination for federal and state tax returns are 2022 through 2025. The Company believes its income tax filing positions, including its status as a pass-through entity, would be sustained on audit and does not anticipate any adjustments that would result in a material change to its consolidated financial position. Therefore, no reserves for uncertain tax positions, nor interest and penalties, have been recorded as of December 31, 2025.

(g) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(h) Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. There were no financial assets or off-balance sheet credit exposures requiring an allowance for credit loss during or for the year ending December 31, 2025.

(i) Notes Receivable from Employees

From time to time, the Company issues loans to employees. As a part of a program established primarily to recruit and retain certain employees, some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts appears as noncash compensation to the employee in each monthly paycheck. These loans

are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 6 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan generally becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan would be placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of these loans would be written-off against the allowance for credit losses when management deems the amount to be uncollectible.

(j) Fees Receivable

Included in fees receivable on the consolidated statement of financial condition are investment banking financial advisor fees receivable, investment advisory fees receivable, and mutual fund and 12b-1 fees receivable. The Company evaluated its fee receivables allowance for credit losses and noted no allowance was necessary as of December 31, 2025 as management believes all amounts are fully collectible.

(k) Drafts Payable

Drafts payable represent amounts drawn by the Company against an issuing bank.

(3) Receivable from Clearing Broker, Deposit, and Receivable from Broker-Dealers

Amounts receivable from clearing broker represent receivables from the Clearing Broker related to daily operational business. Because of daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. As a part of the Company's clearing agreement with the Clearing Broker, a minimum deposit of $1,000,000 is to be maintained at all times. As of December 31, 2025, the Company maintained a clearing deposit of $1,000,000 as deposit with clearing organizations and others on the consolidated statement of financial condition. Amounts receivable from broker-dealers represent receivable for unsettled trades of securities owned, and the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

(4) Securities Owned

(a) Securities owned consisted of trading securities at December 31, 2025 as follows:

		2025
Owned:		
Securities owned, at fair value:		
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$	6,124,032
U.S. Treasuries		15,005,250
U.S. Agencies		50,873
Mutual funds		9
Corporate bonds		4,403,976
Corporate stocks		25,019
Other		531
	$	25,609,690

(b) Fair value disclosures are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31, 2025:

| | December 31, 2025 | Fair value measurements at reporting date using | | |
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Trading securities:				
State and municipal obligations	$ 6,124,032	—	6,124,032	—
U.S. Treasuries	15,005,250	15,005,250	—	—
U.S. Agencies	50,873	—	50,873	—
Corporate bonds	4,403,976	—	4,403,976	—
Corporate stocks	25,019	25,019	—	—
Other	531	—	531	—
Money market funds	20,377,415	20,377,415	—	—
Mutual funds	9	9	—	—
Total	$ 45,987,105	35,407,693	10,579,412	—

Money market funds are included in cash and cash equivalents on the consolidated statement of financial condition.

(5) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

	2025
Furniture	$ 5,177,682
Equipment	4,199,673
Software	1,344,090
Leasehold improvements	9,312,008
Automotive equipment	47,669
	20,081,122
Less accumulated depreciation and amortization	15,336,066
Total furniture, equipment, software, and leasehold improvements, net	$ 4,745,056

(6) Short-Term Bank Loans

The company has a secured line of credit with a commercial bank. Short term bank loans are collateralized by securities held at the bank and are payable upon demand. The secured loans are also available for intraday loan purposes. Secured loans bear interest at 1.0% plus the bank's overnight rate, and intraday loans bear interest at 1.0%. There were no short-term bank loans outstanding as of December 31, 2025.

(7) Subordinated Borrowings

The Company entered into a Subordinated Loan Agreement with an employee-shareholder on November 30, 2021 for $7,000,000 maturing on November 30, 2026. During 2022, the Company entered into Subordinated Loan Agreements with employee-shareholders totaling $4,700,000 maturing from April 14, 2027 to October 15, 2027. In prior periods, the Company redeemed $5,884,000 of the Subordinated Loan Agreements. In the current period, the Company redeemed the remaining $5,816,000 of the Subordinated Loan Agreements. There were no subordinated borrowings with employee-shareholders as of the year ended December 31, 2025. Interest was payable quarterly at a rate of 9.0% per annum.

The Company entered into a Revolving Note and Cash Subordination Agreement with a commercial bank on July 3, 2025. Loans may be advanced through July 3, 2027, maturing July 3, 2028. Revolving loans bear interest per annum equal to the SOFR Rate plus 2.0%. There were no amounts outstanding as of or during the year ended December 31, 2025.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(8) Agreement with Clearing Broker

During 2021, the Company received $10,000,000 from the Clearing Broker as consideration to offset certain expenses incurred in connection with the strategic agreement entered into to appoint the Clearing Broker to conduct certain back office operational functions, including clearing and custody, as well as providing the Company with a technology platform of tools and capabilities including an array of planning and reporting services. Upon evaluation of the vendor contract terms, the Company recognized the incentive award received by deferring the consideration and recognizing the liability as a reduction of the associated expenses over the 7-year determined contract period of the agreement. The deferred contract award balance was $3,333,333 on the consolidated statement of financial condition as of the year ended December 31, 2025.

The Company also recognized other incentive payments from the Clearing Broker as compensation for conversion related expenses incurred and business development incentives. As a result, the Company accrued $468,000 as miscellaneous receivables in other assets on the consolidated statement of financial condition as of December 31, 2025.

The agreement also includes an early termination fee. If a notice of termination of the agreement is delivered by either the Clearing Broker or the Company during the 7-year period, the Company would incur a termination fee of $5,700,000, should the agreement be terminated in year 5, and decreasing each year after to $900,000 in year 7. The Company has no current intention to terminate the agreement.

(9) Employee Benefit Plans

The Company has a defined contribution profit sharing plan and a 401(k) plan covering substantially all employees. Contributions to the profit sharing plan are made solely at the discretion of the Executive Committee of the Board of Directors of the Company. Participants in the 401(k) plan are allowed to make tax deferred contributions under Section 401(k) of the Internal Revenue Code and require the Company to make a "Safe Harbor" contribution to the plan equal to 3% of compensation. Included in accrued compensation and benefits on the consolidated statement of financial condition is $8,723,000 for the profit sharing plan and the 401(k) plan.

(10) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company introduces its customer securities transactions to the Clearing Broker for clearance on a fully disclosed basis. The agreement between the Company and the Clearing Broker provides that the Company is obligated to indemnify the Clearing Broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. As of December 31, 2025, there were no significant liabilities payable to the Clearing Broker related to customer activity.

(11) Leases

The Company enters into operating leases for its office space, office equipment and other assets, substantially all of which are used in connection with its operations. The lease term is generally determined based on the contractual maturity of the lease. The Company's leases have remaining terms ranging from 1 year to 10 years, some of which include renewal or termination options to extend the lease for up to 10 years and some of which include options to terminate the lease within 3 years.

For leases where the firm has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit is not known. The Company's incremental borrowing rate is based

on inquiry from a bank from which the Company borrows, and is based on the lease term, the swap curve to generate an indicative swap rate for the base rate, and a market credit spread.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

For leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits, the Company records an impairment of right-of-use assets. The firm recorded no such impairments during the year ended December 31, 2025.

Future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2025 are as follows and are presented with additional operating lease information:

2026	$ 4,487,335
2027	3,901,951
2028	1,397,259
2029	877,531
2030	764,624
2031 and thereafter	2,291,121
Total undiscounted lease payments	13,719,821
Imputed interest	(1,741,392)
Net operating lease liabilities	$ 11,978,429
Weighted average remaining lease term	5 years
Weighted average discount rate	5.8%

(12) Commitments and Contingencies

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

(13) Related Party Transactions

The Company is the managing member for several entities. These entities have assets of approximately $679,551,000 at December 31, 2025. There were $660,000 in management fees and incentive allocations earned by the Company from these entities included in fees receivable on the consolidated statement of financial condition as of December 31, 2025.

The Company is also the advisor to several affiliated mutual funds, and $2,614,000 is included in fees receivable on the consolidated statement of financial condition.

The Company has notes receivable from employees. See further discussion at note 2. The company also has subordinated loan agreements with employee-shareholders. See further discussion at note 7.

(14) Segment Reporting

The Company offers a range of wealth management and financial advisory services, including traditional stock and bond brokerage, professional money management, financial and retirement planning, market research, insurance, and public finance.

The Company has identified the Executive Committee of the Board of Directors of the Company as the chief operating decision maker ("CODM".) The Executive Committee currently includes thirteen senior members of the firm including the chairman, chief executive officer, chief financial officer, executive vice president of finance, head of wealth management, director of asset management, director of fixed income, and several executive vice presidents and managing directors who are financial advisors.

The CODM uses net income to assess the performance of the Company and to decide how to allocate resources such as profit sharing contributions (see further discussion at note 9) and compensation to employees. The measure of segment assets is reported on the consolidated statement of financial condition as total assets.

Additionally, the CODM uses excess net capital (see further discussion at note 15,) which is not a measure of profit or loss, to make operation decisions while maintaining capital adequacy, such as making capital distributions to members.

While the CODM monitors the revenue streams of the various products and services, the operations are managed and the financial performance is evaluated on a company-wide basis. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies of the one reportable operating segment are the same as those described in the summary of significant accounting policies.

(15) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the rules of the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital of $250,000. At December 31, 2025, the Company's net capital, as defined, of $33,123,920 was $32,873,920 in excess of the minimum net capital required.

The Members have agreements with holders of all the Members' outstanding common stock, whereby the Members have the option to repurchase the stock in the event of a stockholder's death or retirement. The Company has agreements with the Members, whereby it has the option to distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of FINRA. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's Executive Committee, respectively.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report for Davenport & Company LLC (the "Company"), in which:

1) The Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions");

2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception; and

3) the Company also identified the following identified conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report because the Company's other business activities are limited to: (a) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, and (c) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") throughout the most recent fiscal year ended December 31, 2025.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
February 27, 2026

Davenport & Company, LLC Exemption Report

Davenport & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provision 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2025 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: a) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and c) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025.

Davenport & Company, LLC

I, William R.B. Hershey, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William R.B. Hershey (signature)

Managing Director, Chief Financial Officer

February 27, 2026